UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2006

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	X	Form 40-F

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______]

Yes	No	X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______]

Yes	No	X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. (the “Partnership”), dated November 1, 2006

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.

• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2006	TEEKAY LNG PARTNERS L.P. By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY LNG PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY LNG REPORTS THIRD QUARTER RESULTS AND DECLARES QUARTERLY CASH DISTRIBUTION

Highlights

▪	Declared a cash distribution of $16.5 million, or $0.4625 per unit, for the third quarter
▪	Generated $18.6 million in distributable cash flow, highest in the Partnership’s history
▪	Net income of $12.6 million includes a $3.8 million unrealized foreign exchange gain, which has no impact on cash flow
▪	First RasGas II LNG carrier commenced 20-year fixed-rate time charter on October 31, 2006
▪	Agreed to acquire six LNG newbuildings from Teekay Shipping Corporation, scheduled to deliver in 2008 and 2009

Nassau, The Bahamas, November 1, 2006 - Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported net income of $12.6 million for the quarter ended September 30, 2006, compared to net income of $8.9 million for the quarter ended September 30, 2005. The results for the third quarters of 2006 and 2005 included foreign currency translation gains of $3.8 million and $1.3 million, respectively, relating to long-term debt denominated in Euros.

Net loss for the nine months ended September 30, 2006 was $2.2 million, compared to net income of $66.8 million for the same period last year. The results for the nine months ended September 30, 2006 included a foreign currency translation loss of $24.4 million relating to long-term debt denominated in Euros. The results for the nine months ended September 30, 2005 included a foreign currency translation gain of $76.6 million relating to the Euro-denominated debt and $15.3 million in losses relating to the write-down of capitalized loan costs due to the prepayment of debt and the termination of interest rate swaps prior to the Partnership’s initial public offering in May 2005.

The Partnership’s Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency exchange gains or losses in the income statement, as reflected in the foreign currency exchange losses and gains discussed above for the three and nine months ended September 30, 2006 and 2005, respectively.

During the three months ended September 30, 2006, the Partnership generated $18.6 million of distributable cash flow(1), the highest in the Partnership’s history, compared to $14.2 million for the second quarter of 2006. The increase in distributable cash flow is primarily due to the return to full operation of an LNG carrier which was off-hire for 33 days in the second quarter of 2006.

Declaration of Cash Dividend

Teekay GP L.L.C., (Teekay G.P.) the general partner of Teekay LNG, declared a cash distribution of $0.4625 per unit for the third quarter of 2006, representing a total cash distribution of $16.5 million. The cash distribution is payable on November 14, 2006 to all unitholders of record on November 9, 2006.

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see the Appendix for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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Upcoming LNG Projects
On November 1, 2006, the Board of Directors of Teekay G.P., agreed to acquire from its parent company, Teekay Shipping Corporation (Teekay), Teekay’s interest in the RasGas 3 and Tangguh LNG projects. Below is a summary of the LNG newbuildings that Teekay LNG is committed to acquire over the next three years:

RasGas II

Teekay’s 70% interest in Teekay Nakilat Corporation (Teekay Nakilat), which owns three 151,700 cubic meter LNG newbuilding carriers that are subject to capital leases. This interest was acquired concurrent with the delivery of the first vessel on October 31, 2006. The remaining two newbuildings are scheduled to deliver during the first quarter of 2007. The vessels will provide transportation services under 20-year, fixed-rate time charters, with inflation adjustments, to Ras Laffan Liquefied Natural Gas Co. Limited (II) (RasGas II), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. Qatar Gas Transport Company Ltd. (Nakilat) (QGTC) owns the remaining 30% interest in Teekay Nakilat.

RasGas 3

Teekay’s 40% interest in four 217,000 cubic meter LNG newbuilding carriers scheduled to deliver during the first half of 2008. Upon their deliveries, the vessels will provide transportation services to Ras Laffan Liquefied Natural Gas Co. Limited (3) (RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum, at fixed rates, with inflation adjustments, for a period of 25 years, with options exercisable by RasGas 3 to extend up to a total of 35 years. QGTC will own the remaining 60% interest.

Tangguh

Teekay’s 70% interest in two 155,000 cubic meter LNG newbuilding carriers scheduled to deliver during late 2008 and early 2009. Upon their deliveries, the vessels will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner will own the remaining 30% interest.

Teekay LNG's Fleet

The following table summarizes Teekay LNG's fleet as of September 30, 2006:

	Number of Vessels
	Delivered Vessels	Committed Vessels	Total
LNG Carrier Fleet	4	9 (1)	13
Suezmax Tanker Fleet	8	-	8
Total	12	9	21

(1)	Represents the 70% interest in three LNG newbuilding carriers subject to capital leases relating to the RasGas II LNG project, the 40% interest in four LNG newbuilding carriers relating to the RasGas 3 LNG project, and the 70% interest in two LNG newbuilding carriers relating to the Tangguh LNG project that Teekay LNG has agreed to acquire from Teekay, as described above.

Liquidity

As of September 30, 2006, the Partnership had total liquidity of $465.7 million, comprising $20.6 million in cash and cash equivalents and $445.1 million in undrawn medium-term revolving credit facilities. Total liquidity increased by $231.7 million from $234.0 million as of June 30, 2006, primarily as a result of the refinancing of the Partnership’s medium-term revolving credit facilities during the quarter.

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About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Shipping Corporation (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) shipping sector. Teekay LNG Partners L.P. provides LNG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of thirteen LNG carriers and eight Suezmax class crude oil tankers. Nine of the thirteen LNG carriers are newbuildings scheduled for delivery between late 2006 and early 2009.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

Earnings Conference Call

The Partnership plans to host a conference call at 11:00 a.m. EST on Friday, November 3, 2006, to discuss the Partnership’s results and the outlook for its business activities. All unitholders and interested parties are invited to listen to the live conference call and view the Partnership’s earnings presentation through the Partnership’s Web site at www.teekaylng.com. The Partnership plans to make available a recording of the conference call until midnight November 10, 2006 by dialing (706) 645-9291 or (800) 642-1687, access code 8803920 or via the Partnership’s Web site until December 3, 2006.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-6433

Web site: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P. SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)(1) (in thousands of U.S. dollars, except unit data)
Three Months Ended				Nine Months Ended
	September 30, 2006 (unaudited)	June 30, 2006 (unaudited)	September 30, 2005 (unaudited)	September 30, 2006 (unaudited)	September 30, 2005 (unaudited)

VOYAGE REVENUES	46,696	42,534	34,760	133,371	105,253
OPERATING EXPENSES
Voyage expenses	663	650	135	1,590	459
Vessel operating expenses	9,532	9,767	6,571	28,260	21,274
Depreciation and amortization	12,972	12,743	10,607	38,374	31,210
General and administrative	2,864	2,998	2,733	8,957	6,936
Gain on sale of vessels and equipment	-	-	-	-	(186)
	26,031	26,158	20,046	77,181	59,693
Income from vessel operations	20,665	16,376	14,714	56,190	45,560
OTHER ITEMS
Interest expense	(22,282)	(21,404)	(14,382)	(62,287)	(58,257)
Interest income	9,881	9,443	5,638	26,761	17,739
Income tax recovery	180	78	1,587	558	611
Foreign exchange gain (loss)	3,752	(20,328)	1,347	(24,401)	76,635
Loss from settlement of interest rate swaps	-	-	-	-	(7,820)
Write-off of capitalized loan costs	-	-	-	-	(7,462)
Other - net	389	309	-	1,006	(183)
	(8,080)	(31,902)	(5,810)	(58,363)	21,263
Net income (loss)	12,585	(15,526)	8,904	(2,173)	66,823
Limited partners’ units outstanding:
Weighted-average number of common units outstanding - Basic and diluted (2)	20,238,072	20,238,072	15,638,072	20,238,072	12,375,979
Weighted-average number of subordinated units outstanding - Basic and diluted (2)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
Weighted-average number of total units outstanding - Basic and diluted	34,972,644	34,972,644	30,372,644	34,972,644	27,110,551

(1)
Teekay LNG was formed to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Teekay Luxembourg S.a.r.l. (Luxco) and its subsidiaries. Financial results for periods prior to May 10, 2005 (the date of Teekay LNG's initial public offering) are attributable primarily to Luxco, which owns all of the outstanding shares of Teekay Shipping Spain S.L. In May 2005, Teekay contributed all of the issued and outstanding shares and notes receivable of Luxco to the Partnership in connection with its initial public offering in May 2005.

(2)
For periods prior to May 10, 2005, amounts presented represent the number of units Teekay received in exchange for the net assets it contributed to the Partnership in connection with its initial public offering.

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TEEKAY LNG PARTNERS L.P. SUMMARY CONSOLIDATED BALANCE SHEETS (in thousands of U.S. dollars)
	As at September 30, 2006	As at December 31, 2005
	(unaudited)
ASSETS
Cash and cash equivalents	20,592	34,469
Restricted cash - current	151,919	139,525
Other current assets	22,277	6,949
Restricted cash - long-term	618,449	158,798
Vessels and equipment	1,157,910	1,185,511
Advances on newbuilding contracts	-	316,875
Other assets	57,300	20,215
Intangible assets	162,347	169,194
Goodwill	39,279	39,279
Total Assets	2,230,073	2,070,815
LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	21,474	13,674
Unearned revenue	7,307	6,163
Current portion of long-term debt	169,474	145,749
Current portion of long-term debt related to newbuilding vessels to be leased	14,559	-
Advances from affiliate	7,553	2,222
Long-term debt	792,887	780,592
Long-term debt related to newbuilding vessels to be leased	436,873	319,573
Other long-term liabilities	44,287	33,703
Partners’ equity	735,659	769,139
Total Liabilities and Partners’ Equity	2,230,073	2,070,815

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TEEKAY LNG PARTNERS L.P. SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of U.S. dollars)
	Nine Months Ended September 30,
	2006	2005
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	59,416	40,568
FINANCING ACTIVITIES
Proceeds from long-term debt	138,176	45,307
Scheduled repayments of long-term debt	(12,804)	(12,730)
Prepayments of long-term debt	(41,000)	(388,307)
Proceeds from issuance of common units	(141)	141,327
Settlement of interest rate swaps	-	(143,295)
Net advances from affiliate	20,040	168,767
(Increase) decrease in restricted cash	(436,808)	10,044
Cash distributions paid	(47,731)	(7,305)
Other	(4,584)	-
Net financing cash flow	(384,852)	(186,192)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(1,413)	(84,120)
Proceeds from sale of vessels and equipment	312,972	133,268
Net investing cash flow	311,559	49,148
Decrease in cash and cash equivalents	(13,877)	(96,476)
Cash and cash equivalents, beginning of the period	34,469	156,410
Cash and cash equivalents, end of the period	20,592	59,934

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TEEKAY LNG PARTNERS L.P. APPENDIX - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE (in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure - Distributable Cash Flow

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

Three Months Ended September 30, 2006 (unaudited)

Net income	12,585
Add:
Depreciation and amortization	12,972
Non-cash interest expense	2,259
Less:
Foreign exchange gain	3,752
Estimated maintenance capital expenditures	5,288
Income tax recovery	180
Distributable cash flow	18,596

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; the timing of the commencement of the RasGas II, RasGas 3 and Tangguh LNG projects; the timing of LNG newbuilding deliveries; and the Partnership’s exposure to foreign currency fluctuations, particularly in Euros. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG, either generally or in particular regions; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; shipyard production delays; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2005. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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